CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price	Amount of registration fee
0.625% Medium-Term Notes, Series B due September 13, 2024	$999,530,000	$109,048.72
Floating Rate Medium-Term Notes, Series B due September 13, 2024	$600,000,000	$65,460
Reopening of 1.125% Medium-Term Notes, Series B due June 18, 2026	$399,112,000	$43,543.12
1.900% Medium-Term Notes, Series B due September 12, 2031	$498,460,000	$54,381.99

This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-252342.

PRICING SUPPLEMENT

(To Prospectus dated January 22, 2021 and

Prospectus Supplement dated January 25, 2021)

$2,500,000,000

$1,000,000,000 0.625% Medium-Term Notes, Series B due September 13, 2024

$600,000,000 Floating Rate Medium-Term Notes, Series B due September 13, 2024

$400,000,000 Reopening of 1.125% Medium-Term Notes, Series B due June 18, 2026

$500,000,000 1.900% Medium-Term Notes, Series B due September 12, 2031

We are offering (i) $1,000,000,000 aggregate principal amount of 0.625% Medium-Term Notes, Series B due September 13, 2024 (the “2024 Fixed Rate Notes”), (ii) $600,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due September 13, 2024 (the “Floating Rate Notes”), (iii) $400,000,000 aggregate principal amount of additional 1.125% Medium-Term Notes, Series B due June 18, 2026 (the “New 2026 Fixed Rate Notes”) and (iv) $500,000,000 aggregate principal amount of 1.900% Medium-Term Notes, Series B due September 12, 2031 (the “2031 Fixed Rate Notes” and, together with the 2024 Fixed Rate Notes, the Floating Rate Notes and the New 2026 Fixed Rate Notes, the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2024 Fixed Rate Notes on March 13 and September 13 of each year and on the maturity date. We will pay interest on the Floating Rate Notes on March 13, June 13, September 13 and December 13 of each year and on the maturity date. We will pay interest on the New 2026 Fixed Rate Notes on June 18 and December 18 of each year and on the maturity date. We will pay interest on the 2031 Fixed Rate Notes on March 12 and September 12 of each year and on the maturity date. The first such payment on the 2024 Fixed Rate Notes will be on March 13, 2022, the first such payment on the Floating Rate Notes will be on December 13, 2021, the first such payment on the New 2026 Fixed Rate Notes will be on December 18, 2021 and the first such payment on the 2031 Fixed Rate Notes will be on March 12, 2022. The 2024 Fixed Rate Notes and the Floating Rate Notes will not be redeemable before their maturity. We may redeem some or all of the New 2026 Fixed Rate Notes and the 2031 Fixed Rate Notes at any time at our option at the applicable redemption prices set forth in this pricing supplement under “Description of the Notes—Optional Redemption.”

The New 2026 Fixed Rate Notes issued in this reopening have the same terms as, and constitute a single tranche with, the $600,000,000 aggregate principal amount of 1.125% Medium-Term Notes, Series B due June 18, 2026 (the “Old 2026 Fixed Rate Notes” and together with the New 2026 Fixed Rate Notes, the “2026 Fixed Rate Notes”) that we originally issued on June 18, 2021. The New 2026 Fixed Rate Notes will have the same CUSIP number as the Old 2026 Fixed Rate Notes. The New 2026 Fixed Rate Notes are expected to trade interchangeably with the Old 2026 Fixed Rate Notes immediately upon settlement and be fungible with the Old 2026 Fixed Rate Notes. As a result, the outstanding aggregate principal amount of our 1.125% Medium-Term Notes, Series B due June 18, 2026 as of the issue date of the New 2026 Fixed Rate Notes will be $1,000,000,000.

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” on page S-3 of the accompanying prospectus supplement.

	2024 Fixed Rate Notes		Floating Rate Notes		New 2026 Fixed Rate Notes		2031 Fixed Rate Notes
	Per Note	Total	Per Note	Total	Per Note	Total	Per Note	Total
Public Offering Price(1)(2)	99.953%	$999,530,000	100.000%	$600,000,000	99.778%	$399,112,000	99.692%	$498,460,000
Underwriting Discount	0.225%	$2,250,000	0.225%	$1,350,000	0.350%	$1,400,000	0.450%	$2,250,000
Proceeds, Before Expenses, to the Company	99.728%	$997,280,000	99.775%	$598,650,000	99.428%	$397,712,000	99.242%	$496,210,000

(1) Plus accrued interest, if any, from September 13, 2021, if settlement occurs after that date.

(2) In addition to the public offering price in the table above, purchasers of the New 2026 Fixed Rate Notes in this reopening will pay an aggregate of $1,062,500 which represents the accrued interest on the 2026 Fixed Rate Notes from and including June 18, 2021 to but excluding September 13, 2021. This amount of accrued interest will be paid on December 18, 2021 to holders of the New 2026 Fixed Rate Notes, along with interest accrued on the New 2026 Fixed Rate Notes from and including September 13, 2021 to but excluding December 18, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about September 13, 2021.

Joint Book-Running Managers

COMMERZBANK	HSBC	J.P. Morgan	Morgan Stanley	SMBC Nikko

Co-Managers

ANZ Securities

Bradesco BBI

Fifth Third Securities

Great Pacific Securities

IMI - Intesa Sanpaolo

Siebert Williams Shank

Standard Chartered Bank

UniCredit Capital Markets

The date of this pricing supplement is September 8, 2021.

We have not, and the underwriters have not, authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement shall have the meanings assigned to them in the accompanying prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;

•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and

•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements, and, to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,

•	will not be subject to mandatory redemption or repayment at your option,

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount, and

•	will be denominated in U.S. dollars.

The Floating Rate Notes

The following description is a summary of certain provisions of the Floating Rate Notes:

Principal Amount: $600,000,000

Trade Date: September 8, 2021

Original Issue Date: September 13, 2021

Stated Maturity Date: September 13, 2024

Interest Calculation: Regular Floating Rate Note

Interest Payment Dates: Each March 13, June 13, September 13 and December 13, beginning on December 13, 2021 and ending on the Stated Maturity Date

Interest Rate Basis: Compounded SOFR

Initial Interest Rate: The initial interest rate will be based on Compounded SOFR determined as of December 9, 2021 plus the Spread, accruing from September 13, 2021

Initial Interest Reset Date: December 13, 2021

Interest Reset Dates: Each Interest Payment Date

Interest Reset Period: Quarterly

Interest Determination Date: The second U.S. Government Securities Business Day preceding each Interest Reset Date

Interest Period: The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date)

Spread: +0.290%

Minimum Interest Rate: 0.000%

Index Currency: U.S. Dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following, adjusted

Business Days: New York and U.S. Government Securities Business Day

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TJP1 / US89236TJP12

The 2024 Fixed Rate Notes

The following description is a summary of certain provisions of the 2024 Fixed Rate Notes:

Principal Amount: $1,000,000,000

Trade Date: September 8, 2021

Original Issue Date: September 13, 2021

Stated Maturity Date: September 13, 2024

Interest: 0.625% per annum from September 13, 2021

Interest Payment Dates: Each March 13 and September 13, beginning on March 13, 2022 and ending on the Stated Maturity Date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Business Days: New York

CUSIP / ISIN: 89236TJN6 / US89236TJN63

The New 2026 Fixed Rate Notes

The following description is a summary of certain provisions of the New 2026 Fixed Rate Notes:

Aggregate Principal Amount of the Old 2026 Fixed Rate Notes: $600,000,000

Aggregate Principal Amount of the New 2026 Fixed Rate Notes: $400,000,000

Total Aggregate Principal Amount of the 2026 Fixed Rate Notes: $1,000,000,000

Trade Date of the Reopening: September 8, 2021

Original Issue Date of the Reopening: September 13, 2021

Stated Maturity Date: June 18, 2026

Interest: 1.125% per annum from June 18, 2021

Interest Payment Dates: Each June 18 and December 18, beginning on December 18, 2021 and ending on the maturity date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89236TJK2 / US89236TJK25

The 2031 Fixed Rate Notes

The following description is a summary of certain provisions of the 2031 Fixed Rate Notes:

Principal Amount: $500,000,000

Trade Date: September 8, 2021

Original Issue Date: September 13, 2021

Stated Maturity Date: September 12, 2031

Interest: 1.900% per annum from September 13, 2021

Interest Payment Dates: Each March 12 and September 12, beginning on March 12, 2022 (short first coupon) and ending on the maturity date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Business Days: New York

CUSIP / ISIN: 89236TJQ9 / US89236TJQ94

Optional Redemption

The Floating Rate Notes and the 2024 Fixed Rate Notes are not subject to optional redemption.

The 2026 Fixed Rate Notes and the 2031 Fixed Rate Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points in the case of the 2026 Fixed Rate Notes and 10 basis points in the case of the 2031 Fixed Rate Notes, plus in each case, accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means, with respect to (i) the 2026 Fixed Rate Notes, each of BofA Securities, Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC and a primary U.S. Government securities dealer selected by Lloyds Securities Inc., or their respective affiliates and (ii) the 2031 Fixed Rate Notes, each of HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, a primary U.S. Government securities dealer selected by Commerz Markets LLC and a primary U.S. Government securities dealer selected by SMBC Nikko Securities America, Inc., or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 P.M., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as a particular tranche of the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

Each tranche of the Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank SA/NV and Clearstream Banking, S.A.

UNITED STATES FEDERAL TAXATION

For U.S. federal income tax consequences of owning and disposing of the Notes other than those discussed below, please see the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

This discussion of the material U.S. federal income tax consequences of the ownership and disposition of the Notes supplements and, to the extent inconsistent therewith, supersedes the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

The New 2026 Fixed Rate Notes - Tax Consequences to U.S. Holders

With respect to a U.S. Holder, as defined in the accompanying prospectus supplement, this discussion assumes that you purchase the New 2026 Fixed Rate Notes in this reopening at the public offering price listed in this pricing supplement on the Original Issue Date of the Reopening listed in this pricing supplement. The Notes will be treated as part of the same issue as the Old 2026 Fixed Rate Notes for U.S. federal income tax purposes. As a result, the Notes will be considered to have the same issue date and issue price as the Old 2026 Fixed Rate Notes.

Interest on the Notes. Subject to adjustments as described in “United States Federal Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium” in the accompanying prospectus supplement and below in “—Pre-Acquisition Accrued Interest,” stated interest on the Notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

Pre-Acquisition Accrued Interest. A portion of your purchase price for a Note may be allocable to interest that accrued prior to the date the Notes were purchased (“pre-acquisition accrued interest”). On the first interest payment date, a portion of the interest received in an amount equal to the pre-acquisition accrued interest will be treated as a return of the pre-acquisition accrued interest and not as a payment of interest on the Notes. The amount treated as a return of pre-acquisition accrued interest is not taxable when received but reduces your tax basis in the Notes by a corresponding amount. You should consult your tax adviser concerning the tax treatment of pre-acquisition accrued interest.

Sale, Exchange or Retirement of the Notes. You will recognize capital gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Interest on the Notes”) and your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will be equal to your original purchase price for the Note, taking into account the adjustments described above under “—Pre-Acquisition Accrued Interest” and reduced by any bond premium amortized with respect to the Notes as described under “United States Federal Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium” in the accompanying prospectus supplement. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the Notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated September 8, 2021 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of January 25, 2021, between us and the agents named in the accompanying prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Principal Amount of the Floating Rate Notes	Principal Amount of the 2024 Fixed Rate Notes	Principal Amount of the New 2026 Fixed Rate Notes	Principal Amount of the 2031 Fixed Rate Notes
Commerz Markets LLC	$96,000,000	$160,000,000	$64,000,000	$80,000,000
HSBC Securities (USA) Inc.	96,000,000	160,000,000	64,000,000	80,000,000
J.P. Morgan Securities LLC	96,000,000	160,000,000	64,000,000	80,000,000
Morgan Stanley & Co. LLC	96,000,000	160,000,000	64,000,000	80,000,000
SMBC Nikko Securities America, Inc.	96,000,000	160,000,000	64,000,000	80,000,000
ANZ Securities, Inc.	24,000,000	40,000,000	16,000,000	20,000,000
Intesa Sanpaolo S.p.A.	24,000,000	40,000,000	16,000,000	20,000,000
UniCredit Capital Markets LLC	24,000,000	40,000,000	16,000,000	20,000,000
Banco Bradesco BBI S.A.	12,000,000	20,000,000	8,000,000	10,000,000
Fifth Third Securities, Inc.	12,000,000	20,000,000	8,000,000	10,000,000
Standard Chartered Bank	12,000,000	20,000,000	8,000,000	10,000,000
Great Pacific Securities	6,000,000	10,000,000	4,000,000	5,000,000
Siebert Williams Shank & Co., LLC	6,000,000	10,000,000	4,000,000	5,000,000
Total	$600,000,000	$1,000,000,000	$400,000,000	$500,000,000

No series of Notes will have an established trading market when issued. The Underwriters may from time to time make a market in the Notes of any series but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed (i) 0.150% of the principal amount of the 2024 Fixed Rate Notes, (ii) 0.150% of the principal amount of the Floating Rate Notes, (iii) 0.200% of the principal amount of the New 2026 Fixed Rate Notes and (iv) 0.250% of the principal amount of the 2031 Fixed Rate Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed (i) 0.100% of the principal amount of the 2024 Fixed Rate Notes, (ii) 0.100% of the principal amount of the Floating Rate Notes, (iii) 0.150% of the principal amount of the New 2026 Fixed Rate Notes and (iv) 0.200% of the principal amount of the 2031 Fixed Rate Notes. After the initial offering of the Notes to the public, J.P. Morgan Securities LLC, on behalf of the Underwriters, may change the public offering prices and concessions of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Commerz Markets LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc., on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies. A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Bradesco Securities Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the Notes in the United States of America. Banco Bradesco BBI S.A. is not a broker-dealer registered with the Securities and Exchange Commission, and therefore may not make sales of any Notes in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities Inc. are affiliates of Banco Bradesco S.A.

Intesa Sanpaolo S.p.A. is not a U.S. registered broker-dealer and it will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

Selling Restrictions

Japan

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (“DBTCA”), as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated January 22, 2021 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-252342) filed with the Securities and Exchange Commission on January 22, 2021.